August 27, 2019

To the Board of Directors of International Leaders Capital Corporation,

This letter will serve as notice that I am resigning as a member of the Board of Directors of International Leaders Capital Corporation effective August 27, 2019. My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ YinFook To

YinFook To

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